PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

2007 NOV 29 P 12:56

BY COURIER

No/Date : F|D1 : 668|23-11-2007

Securities and Exchange Comm[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

07028367

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

Enclosure
- An Announcement

ANNOUNCEMENT

A. Referring to a report in a newspaper (23/11/2007) which states, among other, that according to information, Mr. Athanassopoulos said to institutional investors that by the end of the year PPC shall receive from the State approximately 400 mil. Euro, owed to the Company due to Public Service Obligations (PSOs), i.e. arising from electricity sold in the islands below cost, PPC would like to clarify that:

1. The Chairman and CEO of PPC Mr. Takis Athanassopoulos, never stated that **by the end of the year** PPC will receive from the State approximately 400 mil. Euro owed to the Company due to PSOs .

2. In PPC's Strategic Priorities that were presented to the analysts during the afternoon of Wednesday 21/11/07 after the end of trading session of the Athens Stock Exchange - which presentation was uploaded on the company's web site on the same day - a chapter is included which refers to PPC's **proposals** on electricity tariffs' increases, as well as to a **proposal** concerning the unbundled structure of the tariffs in question. According to the proposal presented by PPC, in the unbundled tariffs - and more specifically in the regulated component of the tariffs – is included that part which, according to PPC, corresponds to a reasonable return for the provision of PSOs and which, based on Company's estimations, amounts to € 7.6 per MWh.

3. Following the presentation and responding to a question as to what part of the **proposed** tariffs' increase corresponds to PSOs, the Chairman and CEO of PPC referred to RAE's publicized **opinion** on the relevant calculation methodology, which in case it is approved, would correspond to an amount of 437 million Euro for PSOs, for the year 2007.

Consequently, the Chairman and CEO of PPC never stated that PPC will receive 400 million Euro for PSOs, by the end of 2007.

B. Until today, the Regulator has not informed PPC with respect to any decision referring to the Company's proposal for tariff increases, as this proposal is stated in PPC's Strategic Priorities.

Athens, November 23, 2007

END